SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Autonomous City of Buenos Aires, May 9, 2024

To the

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

COMISION NACIONAL DE VALORES

MERCADO ABIERTO ELECTRONICO S.A.

Ref: Financial Statements as of 03/31/2024

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on May 9, 2024, approved the condensed interim financial statements for the three-month period ended March 31, 2024. Relevant information of the condensed consolidated interim financial statements of YPF S.A. follows:

1) Net profit for the period (in millions of pesos)

Attributable to shareholders of the parent company	537,090
Attributable to non-controlling interest	7,092

Total net profit for the period	544,182

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	645,678
Attributable to non-controlling interest	42,751

Total other comprehensive income for the period	688,429

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	1,182,768
Attributable to non-controlling interest	49,843

Total comprehensive income for the period	1,232,611

4) Detail of Shareholders’ equity as of 03/31/2024 (in millions of pesos)

Shareholders’ contributions:
Capital	3,919
Adjustment to capital	6,078
Treasury shares	14
Adjustment to treasury shares	23
Share-based benefit plans	1,572
Acquisition cost of treasury shares	(5,672)
Share trading premiums	(365)
Issuance premiums	640

Total shareholders’ contributions	6,209

Legal reserve	673,723
Reserve for future dividends	193,569
Reserve for investments	4,560,863
Reserve for purchase of treasury shares	29,978
Other comprehensive income	3,449,769
Unappropriated retained earnings and losses	(509,141)

Equity attributable to shareholders of the parent company	8,404,970

Non-controlling interest	132,158

Total shareholders’ equity	8,537,128

5. Shares owned by the parent group

As of March 31, 2024, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government—Ministry of Economy—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 9, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

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